Cognizant Technology Solutions Glenpointe Centre West 500 Frank W. Burr Blvd. Teaneck, New Jersey 07666 Telephone (201) 801-0233 Fax (201) 801-0243 www.cognizant.com

June 26, 2008

VIA EDGAR AND FAX

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Judiciary Plaza

Washington, D.C. 20549

Room 4561

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	Cognizant Technology Solutions Corporation
Form 10-K for the Fiscal Year Ended December 31, 2007
Filed February 28, 2008
Form 10-Q for the quarterly period ended March 31, 2008
Filed May 12, 2008
File No. 000-24429

Dear Mr. Krikorian:

This letter is submitted on behalf of Cognizant Technology Solutions Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filings, as set forth in your letter dated June 11, 2008 (the “Comment Letter”). The Comment Letter is in response to the Company’s response letter dated May 14, 2008, which responded to the Staff’s prior comment letter dated April 30, 2008. Unless otherwise noted, where prior comments are referred to, they refer to the Staff’s prior comment letter dated April 30, 2008.

For the convenience of the Staff’s review, the text of the Comment Letter has been reproduced herein with the Company’s response below each numbered comment.

Form 10-Q for the quarterly period ended March 31, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates and Risks

Short-term and Long-term Investments, page 13

June 26, 2008

1.	We note that you used unobservable inputs (i.e. Level 3 inputs) supported by little or no market activity to determine the fair value of your investments in municipal auction rate securities. Tell us your consideration of providing a sensitivity analysis since the fair value of your investments could potentially change as the significant unobservable inputs vary. Your critical accounting policy for investments should also describe how the estimates and related assumptions were derived, how accurate estimates /assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. In this respect, the March 2008 sample letter sent by the Division of Corporation Finance highlights some of the MD&A disclosure matters that you may want to consider when applying the guidance in SFAS 157 given the judgment you must apply in using unobservable inputs to determine the fair value of your investments.

Response:

We have reviewed the March 2008 sample letter sent by the Division of Corporation Finance highlighting some of the MD&A disclosure matters relating to SFAS 157 and understand your comments and the Commission’s guidance on these matters. In response to the Staff’s comments, we will modify our disclosure in the “Critical Accounting Estimates and Risks, Short-term and Long-term Investments” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 10-Q for the quarter ended June 30, 2008 to include disclosures on how Level 3 inputs were derived, how accurate estimates /assumptions relating to Level 3 inputs have been in the past and whether the estimates/assumptions are reasonably likely to change in the future. We will also include a sensitivity analysis for Level 3 inputs. We anticipate that the disclosure of our critical accounting policy relating to Short-term and Long-term Investments will read substantially as follows:

Short-term and Long-term Investments. As of June 30, 2008, we had [$            ] million in short-term and long-term investments. We have historically invested these amounts in municipal debt securities with interest rates that reset through a Dutch auction process and in corporate notes and bonds, U.S. government agencies, bank time deposits and commercial paper meeting certain criteria. We classify our marketable and debt securities as available-for-sale at the time of purchase and evaluate such designation as of each balance sheet date. We evaluate our investments periodically for possible other-than-temporary impairment by reviewing factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and our ability and intent to hold the investment for a period of time, which may be sufficient for anticipated recovery of market value. An impairment charge would be recorded to the extent that the carrying value of our available-for-sale securities exceeds the fair market value of the securities and the decline in value is determined to be other-than-temporary.

Determining the fair value of our investment in municipal auction rate securities with unobservable inputs that are supported by little or no market activity requires judgment, including determining the appropriate holding period and discount rate to be used in valuing such securities. We value our investment in municipal auction rate

June 26, 2008

securities using a discounted cash flow analysis which incorporates the following key inputs: (i) the underlying structure of each security; (ii) frequency of cash flows; (iii) expected holding period for the security; and (iv) discount rates that are believed to reflect current market conditions and the relevant risk associated with each security. We used a holding period of [    ] years, which represents the period of time we anticipate holding the investment or when a liquidity event will occur. In estimating the holding period, we considered the current developments in the auction rate market including: our ability to hold the securities for such period of time, recent calls of municipal auction rate securities by issuers and the possible reestablishment of an active market for the municipal auction rate securities that we hold. An increase or decrease in the holding period by [    ] [year(s) / months] would change the fair value of our investment in municipal auction rate securities by approximately [$            ] to [$            ] million. We derive the discount rate by considering observable interest rate yields for bonds supported by student loans and pricing of new municipal bond issuances, and adding an illiquidity premium to such rates. The illiquidity premium was estimated by management considering current market conditions, including very limited recent trading activity for municipal auction rate securities. As of June 30, 2008, we used a weighted-average illiquidity premium of [            ] basis points. An increase or decrease to the illiquidity premium of 100 basis points would change the estimated fair value of our investment in municipal auction rate securities by approximately [$            ] to [$            ] million. The collapse of the market for municipal auction rates securities occurred in the first quarter of 2008. We anticipate there will be ongoing developments in the market for the municipal auction rate securities that we hold. Accordingly, our estimates of the expected holding period and illiquidity premium used in valuing such securities is reasonably likely to change in the short-term.

We advise the Staff that in valuing our investment in municipal auction rate securities for the three months ended March 31, 2008, we used a holding period of five years and weighted average illiquidity premium of 172 basis points. In estimating the holding period, we considered the factors described in the preceding paragraph. In addition, we derived the illiquidity premium by considering current market conditions and very limited recent trading activity for municipal auction rate securities. We also advise the Staff that quoted market prices were available for our investment in municipal auction rate securities until the market for such securities collapsed in February 2008. Accordingly, our investment in municipal auction rate securities moved to the Level 3 category of investments under SFAS 157 with unobservable inputs during the first quarter of 2008.

Finally, we advise the Staff that the market for municipal auction rate securities is continually evolving. Accordingly, we anticipate some changes will be needed to the aforementioned proposed disclosures to reflect current market conditions at the time of the filing of our Form 10-Q for the quarter ended June 30, 2008. In addition, to the extent our estimates change significantly from our March 31, 2008 estimates, we will disclose the reason for such changes.

June 26, 2008

Condensed Consolidated Financial Statements

Note 3. Cash Equivalents and Short and Long-Term Investments, page 6

2.	Your response to prior comment No. 5 indicates you have reclassified certain auction rates securities to long-term investments and recorded temporary unrealized losses in other comprehensive income for the three months ended March 31, 2008. Please tell us your consideration of providing the disclosures required by paragraph 17 of FSP 115-1. In this regard, you should provide a table that segregates those investments that have been in an unrealized loss position for less than twelve months and those that have been in an unrealized loss position for twelve months or more.

Response:

We have reviewed the disclosures relating to investments in an unrealized loss position required by paragraph 17 of FSP 115-1 and understand your comments and the Commission’s guidance on these matters. We respectfully advise the Staff that we will add a table to our Cash Equivalents and Short and Long-Term Investments footnote segregating by category of investment those investments that have been in an unrealized loss position for less than twelve months and those that have been in an unrealized loss position for twelve months or more beginning with our Form 10-Q filing for the quarter ended June 30, 2008. Such disclosure will include the number of investment positions in an unrealized loss position and the aggregate fair value of investments with unrealized losses. Furthermore, we advise the Staff that all of our investments in an unrealized loss position as of March 31, 2008 were in an unrealized loss position for less than 12 months as the reported unrealized losses were all attributed to our investments in auction rate securities, which became illiquid during the quarter ended March 31, 2008 due to continuing auction failures that commenced in February 2008. In addition, we believe we have met, based on materiality, the remaining disclosure requirements of paragraph 17 of FSP 115-1.

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June 26, 2008

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (201) 678-2712 or Steven E. Schwartz, Esq., our Senior Vice President and General Counsel, at (201) 678-2759.

Sincerely,

/s/ Gordon Coburn

Chief Financial and Operating Officer

cc:	Morgan Youngwood
Matthew Crispino
Barbara Jacobs
(Securities and Exchange Commission)
Steven E. Schwartz, Esq.
Andrew P. Gilbert, Esq.
(Morgan, Lewis & Bockius LLP)
Robert Sturm
(PricewaterhouseCoopers LLP)